

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 7010

February 22, 2008

MYR Group Inc.
Attention: Gerald B. Engen, Jr., Vice President, Chief Legal Officer
12150 East 112th Avenue
Henderson, CO 80640

**Re:     MYR Group, Inc.**
**Registration Statement on Form S-1**
**Filed January 25, 2008**
**File No. 333-148864**

Dear Mr. Engen:

        We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.      Prior to the effectiveness of your registration statement, please either make appropriate arrangements to have a representative of the NASDAQ Stock Market call us to confirm that your securities have been approved for listing or send us a copy of your listing approval letter.

2.      Please provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

3.      We note your discussion of EBITDA on page 2 and in several other sections of your filing.  Please revise your current presentations as follows:

- When you reconcile EBITDA, please address the limitations of eliminating recurring expenses from a non-GAAP performance measure and explain how management compensates for those limitations as required by our response to question 8 in the related FAQ;

- If you believe EBITDA is also a measure of liquidity, as currently implied, please also reconcile it to cash flows from operating activities; and

- When you present EBITDA in your narrative disclosures, please cross-reference to the related reconciliations.

Prospectus Cover Page

4.      Please revise the fourth full paragraph to indicate that the selling stockholders may sell prevailing market prices only after your shares are trading on the Nasdaq Global Market. In addition, please make conforming changes to the penultimate full paragraph on page 124 in your "Plan of Distribution" disclosure.  For your reference, please see Item 16 of Schedule A to the Securities Act of 1933 and Item 501(b)(3) of Regulation S-K.

Summary, page 1

5.      Much of the information in the summary is repeated with little elaboration later in your document.  Please review your summary, particularly the Industry Trends, Competitive Strengths and Growth Strategy sections and revise them significantly to provide information that is really a summary of the information that appears elsewhere in the prospectus.

6.      In the first full paragraph on page 2, please revise your disclosure to explain what you mean when you state that you have achieved "sufficient scale" in Arizona and Colorado. Please make a conforming revision to your C&I disclosure on pages 48, 75 and 80 as well.

7.      In the second full paragraph on page 2, as you are using a non-GAAP financial measure, please add a cross-reference to the GAAP presentation and reconciliation in footnote 5 on page 10.

Summary Historical Consolidated Financial Information, page 8

8.      Please delete your presentation of combined results here and throughout your filing since it does not comply with GAAP.  Alternatively, you may present and discuss pro forma results.

Risk Factors, page 14

9.      Please delete the last sentence of the first full paragraph on page 14 (i.e., the introductory paragraph).

10.     On page 20, in your first surety bond-related risk factor, please add a brief, plain English description of the bonds that you discuss, being sure to address their purpose.

Note (q) to Unaudited Pro Forma Financial Information, page 42

11.     Please explain why you have deducted shares issued for general corporate purposes.

Management's Discussion and Analysis . . . , page 47

Results of Operation, page 53

12.     We note that you have discussed several factors that have impacted your operating results.  These factors include, but are not limited to, transmission projects, margin enhancement initiatives and emergency restoration services.  To the extent practicable, please revise your disclosures to quantify each factor that impact your operating results.

Contractual Obligations, page 63

13.     Please include a more specific discussion of the interest rate on your Credit Facility and the impact that the excluded interest payments would have on your liquidity based on current rates.  Refer to footnote 46 of Release No. 33-8350

Management, page 90

Compensation Discussion and Analysis, page 93

Base Salary, page 94

14.     Please identify the benchmarks that you used to set base salary, being sure to identify the component companies by name.  Please see Item 402(b)(xiv) of Regulation S-K.

Management Incentive Plan, page 95

15.     For your financial performance and safety goals, please add the specific numerical target or targets for each goal and your actual performance with respect to meeting those targets, as these items appear to be material to determining awards under the plan.  If you believe that disclosure of this information would cause you competitive harm, please review Instruction 4 to Item 402(b) of Regulation S-K and advise us accordingly.  Please note that we may have additional comments on whether you have met the standards for

treating the information confidentially.  If you exclude information in reliance on Instruction 4, you must explain in your "Compensation Discussion and Analysis" disclosure the likelihood that the performance and safety goals could be achieved.

16.     Please describe the formulas used to determine the size of payouts under the MIP.

Discretionary Bonus Plan, page 95

17.     Please provide information for fiscal year 2007.  In addition, please discuss the relationship, if any, between your discretionary bonus plan and the transaction bonuses described on page 99.

18.     Please incorporate the "Stock Purchase Discounts" column into the "All Other Compensation" column.  Specific information about the discounts can be provided in footnote disclosure to the "All Other Compensation" column.  Please see Item 402(c)(2)(ix) of Regulation S-K.

Compensation of Directors, page 103

19.     Please provide the tabular disclosure required by Item 402(k) of Regulation S-K.  In this regard, we note that you had non-employee directors during fiscal year 2007.

20.     In the last sentence of the second full paragraph on page 104, there is a cross-reference to a redemption discussion in the "Principal Stockholders" section of the prospectus; however the "Principal Stockholders" section does not contain a redemption discussion.  Please revise the prospectus accordingly.

21.     Please add to your related party disclosure a discussion of the management loans discussed on page F-43 in Note 12 to your audited financial statements.  For your reference, please see Instruction 1 to Item 404 of Regulation S-K.

Selling Stockholders, page 107

22.     Please disclose the names of all of the selling stockholders who are broker-dealers or affiliates of a broker dealer.  If a selling stockholder is a broker-dealer, the prospectus should state that the selling stockholder is an underwriter.  If a selling stockholder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (a) the selling stockholder purchased in the ordinary course of business, and (b) at the time of the purchase of the securities to be resold, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.  If a selling stockholder cannot provide these representations, state that the selling stockholder is an underwriter.  Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

23.     We note that on page 107 you indicate that the prospectus covers the resale of shares issued in the 2007 Private Placement.  However, some of the shares being offered are held by members of your management team and those shares do not appear to have been acquired in the 2007 Private Placement.  Please revise your disclosure accordingly.

24.     We note your disclosure on page 107 that you cannot estimate the number of shares that will be held by the selling stockholders after sales pursuant to the prospectus.  Please add a column to the table for number and (if one percent or more) the percentage of the class to be owned by each selling stockholder after completion of the offering based on your current knowledge on the selling stockholders' intentions.

Plan of Distribution, page 123

25.     As you are registering the re-sale of common equity for which there is no established public trading market, please add to the prospectus a description of the various factors considered in determining the price range set forth on the prospectus cover page.  Please see Item 505(a) of Regulation S-K.  In addition, please address this initial price range in your "Plan of Distribution" disclosure.

Consolidated Financial Statements

Note 9. Commitments and Contingencies, page F-9 and Note 15. Commitments and Contingencies, page F-43

26.     Please provide us additional information related to the terms of the contract guarantee that you provided for the business you sold and explain how you determined that your accounting is appropriate.

27.     Please clarify when and where the $500,000 penalty you paid is reflected in your financial statements.

28.     Please revise your disclosure here and on page F-44 to clarify if there is any pending or threatened litigation that you believe could have a material adverse effect on your results of operations or cash flows.

Note 2. Basis of Presentation and Acquisition of Common Stock by ArcLight, page F-19

29.     Please explain why it is appropriate to include $4.4 million, related to ArcLight's pro rata share of net earnings between March 10, 2006 and November 30, 2006, as a component of the purchase price.

30.     Please describe the factors that contributed to a purchase that resulted in the recognition of goodwill as required by paragraph 51 of SFAS 141.

Note 14. Stockholders' Equity and Note 15. Stock Option Plan, page F-45

31.     Please provide us with a more specific and comprehensive discussion of how you have determined the amount of the compensation expense associated with your management stockholders agreement  and stock options during each period.

Note 18. Segment Information, page F-49

32.     Please clarify for us if your Transmission and Distribution segment or your Commercial and Industrial segment are comprised of more than one operating segment and, if so, please demonstrate how you determined it is appropriate to aggregate these operating segments into each reportable segment.  Refer to SFAS 131.

Prospectus Outside Back Cover Page

33.     Please tell us why you have omitted the dealer prospectus delivery obligation legend from the prospectus.  Based on the contents of the plan of distribution, the legend appears to be applicable.

Signatures, page II-6

34.     Please revise the signature page to indicate that the principal accounting officer or controller has signed the registration statement pursuant to Instruction 1 to Signatures on Form S-1.

Exhibit Index, page II-8

35.     Please note that we may have comments on the legal opinion once it is filed.

36.     Please provide us with a copy of the Purchase/Placement Agreement you entered into with Friedman, Billings, Ramsey & Co., Inc. in connection with the 2007 Private Placement.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patricia Armelin at (202) 551-3747 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King at (202) 551-3338 or Pamela Long at (202) 551-3765 with any other questions.

Sincerely,


Pamela A. Long
Assistant Director

cc:     Stacy J. Kanter, Esq. (Via Facsimile 917-777-3497)